Exhibit 12.1

FBL Financial Group, Inc.
Exhibit 12.1 – Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges Including Interest Credited and Amortization

	For the nine months ended September 30,	For the year ended December 31,
	2009	2008	2007	2006	2005	2004
	(Dollars in thousands)

Earnings
Pre-tax income (loss) from continuing operations	$56,945	$(31,878)	$125,806	$133,488	$108,563	$92,492
Less: Minority interest	125	71	49	(126)	(159)	(105)

Add: Distributed income from equity investees	248	337	438	2,021	1,107	2,035
	57,318	(31,470)	126,293	135,383	109,511	94,422

Fixed charges	272,215	353,209	422,951	296,074	253,607	286,154
Less: Capitalized bonus interest	(3,657)	(7,095)	(9,636)	(3,886)	(1,233)	(48,951)
Less: Tax gross up on preferred stock	—	—	—	—	(805)	(766)
Add: Amortization of capitalized interest	9,362	4,141	6,255	5,985	5,461	6,792

Total earnings	$335,238	$318,785	$545,863	$433,556	$366,541	$337,651

Fixed charges
Interest credited to contract holders	$248,160	$325,313	$395,392	$279,257	$236,561	$223,543
Capitalized bonus interest credited to contract holders	3,657	7,095	9,636	3,886	1,233	48,951

Interest expense on debt	19,164	19,567	16,666	11,744	13,590	11,397

Tax gross up on preferred stock	—	—	—	—	805	766
Estimate of interest within rent expense	1,234	1,234	1,257	1,187	1,418	1,497
Total fixed charges	$272,215	$353,209	$422,951	$296,074	$253,607	$286,154

Ratio of earnings to fixed charges	1.23	0.90	1.29	1.46	1.45	1.18

Ratio of earnings to fixed charges and preferred stock dividends	1.23	0.90	1.29	1.46	1.44	1.18
Earnings deficiency	—	(34,424)	—	—	—	—